EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         August 16, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (NO. 48/2000)
          Company No.  52-001414-3

Koor Industries, Ltd. (hereinafter: "Koor") hereby announces as follows:

Yesterday afternoon, an Agreement was signed by Koor Properties, Ltd (a subsidiary wholly owned by Koor) to sell its holdings (50%) in Sha'ar Hacarmel Ltd. (a company owning income producing real estate) to a foreign company, Carmel Gate Holdings APS.

The closing of the transaction will be within 45 days of the signing of the Agreement.

The return on this transaction will be 20 million dollars. The net capital gain (after taxes), which is expected to be recorded in Koor's books is approximately 50 million NIS.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.